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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	Expires: February 28, 2009
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SCHEDULE 13G (Rule 13d-102)
Information to be included in Statements filed Pursuant to Rule 13-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2 Under the Securities Exchange Act of 1934
(Amendment No. 13)*
Park Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

700164106
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700164106

1.	Names of Reporting Persons. Park Federal Savings Bank Employee Stock Ownership Plan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	20,452
	6. Shared Voting Power	149,016
	7. Sole Dispositive Power	20,452
	8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	169,468
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	14.22%
12.	Type of Reporting Person (See Instructions) EP

CUSIP No. 700164106

Item 1.

(a)	Name of Issuer
Park Bancorp, Inc.
(b)	Address of Issuer’s Principal Executive Offices
5400 S. Pulaski Road, Chicago, Illinois 60632

Item 2.

(a)	Name of Person Filing
Park Federal Savings Bank Employee Stock Ownership Plan
(b)	Address of Principal Business Office or, if none, Residence
5400 S. Pulaski Road, Chicago, Illinois 60632
(c)	Citizenship
Delaware
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
700164106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the ExchangeAct;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 700164106

Item 4.	Ownership.

(a)	Amount beneficially owned:
169,468
(b)	Percent of class:
14.22%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 20,452
(ii) Shared power to vote or direct the vote: 149,016
(iii) Sole power to dispose or to direct the disposition of: 20,452
(iv) Shared power to dispose or to direct the disposition of: 0

The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the accrued benefit of participating employees and their beneficiaries.  The reporting person is administered by an ESOP Committee and its assets are held in trust by a trustee (the “Trustee”).  The number of shares listed as beneficially owned represents the entire number of shares of common stock held by the plan as of December 31, 2009.  As of December 31, 2009, 149,016 shares had been allocated to individual accounts established for participating employees and their beneficiaries and 20,452 shares were held, unallocated, for allocation in future years.  The reporting person has shared voting power with respect to 149,016 shares and sole voting power with respect to 20,452 shares.  In general, participating employees and their beneficiaries have the power and authority to direct the Trustee as to the voting of shares of common stock allocated to their individual accounts.  The reporting person has sole dispositive power with respect to 20,452 shares.  In limited circumstances, however, ERISA may confer upon the Trustee the power and duty to control the voting and tendering of common stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.

CUSIP No. 700164106

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 700164106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARK FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN

By: ESOP COMMITTEE

Dated: February 11, 2010	/s/David A. Remijas
David A. Remijas
President

/s/Richard J. Remijas, Jr.
Richard J. Remijas, Jr.
Executive Vice President

/s/Victor E. Caputo
Victor E. Caputo
Treasurer